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                               October 4, 2022

       Haggai Alon
       Chief Executive Officer
       Empatan Public Limited Company
       Mespil Business Centre
       Mespil House, Sussex Road
       Dublin 4, Ireland

                                                        Re: Empatan Public
Limited Company
                                                            Registration
Statement on Form F-4
                                                            Filed September 6,
2022
                                                            File No. 333-267301

       Dear Haggai Alon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 Filed September 6, 2022

       General

   1. Please tell us whether the "Independent Expert's Report" is a report, opinion or appraisal materially relating to
the transaction to be received from an outside party and, if so, revise to summarize the
analyses and provide disclosure consistent with Item 4(b) of Form F-4 and Item 1015 of
Regulation M-A.

   2. You state on page 20 that if a redemption "were to occur after December 31, 2022, an excise tax may apply to
the Business Combination which may have a material impact on a
                                                        holder   s economic
return." Please clarify whether the "excise tax" you refer to was included in the
Inflation Reduction Act of 2022. Expand your risk factor disclosure to
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         further discuss the material consequences and possible impacts as a result of such excise tax and advise whether you may be a "covered corporation" under the Inflation Reduction
         Act of 2022.
3. With a view towards revised disclosure, please advise whether the ratio at which shares of
         Class B common stock will convert into shares of Class A common stock in connection with the closing of the initial business combination is subject to adjustment. If the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on any additional financing activities, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after any such additional financing to highlight dilution to public stockholders.

4. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
5. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Frequently Used Terms, page 1

6. Please clarify why you refer to the Australian Accounting Standards and any authoritative interpretation issued by the Australian Accounting Standards Board under your definition
         of    Accounting Standards.    In this regard, we note the historical
financial statements of
         Lionheart were prepared in accordance with U.S. GAAP and the historical financial statements of SMX were prepared in accordance with International Financial Reporting
         Standards.
Questions and Answers About the Business Combination and the Special Meeting What Equity Stake Will Current Stockholders, the Initial Stockholders, and the Company Public
Stockholders Hold. . ., page 8

7.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
 Haggai Alon
Empatan Public Limited Company
October 4, 2022
Page 3
         combined company, assuming exercise and conversion of all securities. Provide this disclosure at each of the redemption levels described in your "Comparative Per Share
         Information" disclosure.
Q: Do any of the Company's Officers or Directors have Interests in the Business Combination . .
.., page 16

8. In listing the interests of the sponsor and the Company's officers and directors, you note that certain individuals will serve as directors of the Post-Combination Company. Please further clarify which of these individuals are currently affiliated with the sponsor or are officers and directors of the Company (i.e. the SPAC) or have other ties that give rise to a conflict of interest. Further, it appears a different set of individuals and additional conflicts are listed in similar disclosure on page 125. Please reconcile and revise as appropriate.
9. We note your disclosure that the sponsor and your directors and officers will lose their entire investment in you and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by November 8, 2022. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
         the company   s officers and directors, if material.
Q: What are the Material U.S. Federal Income Tax Consequences . . ., page 20

10. We note your representation on page 20 that if the business combination qualifies as a reorganization under either Section 368(a) or 351(a) of the Code then U.S. holders
       "should not generally recognize gain or loss" for U.S. federal income tax purposes on their shares. Elsewhere in your registration statement, you advise that a tax opinion will not be provided. Please note that a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Refer to Item 601(b)(8) of Regulation S-K. To support your conclusions about the tax consequences of the business combination, please have counsel provide an opinion that expresses a conclusion for each material federal tax consequence, including each consequence set forth in "Certain Material U.S. Federal Income Tax Considerations."
       See Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the
FirstName LastNameHaggai Alon
       transactions, counsel may (1) issue a "should" or "more likely than not" opinion to make
Comapany
       clearNameEmpatan
             that the opinionPublic Limited
                              is subject to aCompany
                                             degree of uncertainty and (2)
explain why it cannot
       give  a firm opinion.
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Summary of the Proxy Statement/Prospectus, page 22

11. Please revise your registration statement to provide an organizational diagram that depicts the structure of the Company and SMX (and its subsidiaries) before and after the business combination. Include the jurisdiction of incorporation for each entity in your diagram.
12. It appears that the deferred underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your selected pro forma information.
Other Agreements Related to the Business Combination Agreement
Lock-up Agreements, page 27

13. Please disclose the exceptions set forth in the lock-up agreements. PIPE Subscription Agreements, page 28

14. We note you are actively pursuing the entry of subscription agreements with PIPE investors for an amount up to $25 million in the aggregate. Revise to highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements that are contemplated to be entered into at the time of the
         business combination. Disclose if the SPAC   s sponsors, directors,
officers or their
         affiliates will participate in the private placement. If this information is not known at this time, please clarify whether you intend to circulate a new or amended proxy statement/prospectus with this information prior to the special meeting or how you will inform shareholders the amount of PIPE financing that has been subscribed to before the special meeting to approve the business combination.
Impact of the Business Combination on Parent's Public Float, page 34

15. Please provide tabular disclosure showing all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, any convertible securities, including warrants retained by redeeming shareholders (and those issued to certain investors in August and September 2022, which you disclose are redeemable at the closing of the business combination against 50% of the amount lent), at each of the redemption levels detailed in your selected pro forma information, including any needed assumptions.
Risk Factors, page 49

16. To the extent material, disclose any new or heightened risk of potential cyberattacks by
         state actors or others since Russia   s invasion of Ukraine, and
whether you have taken any
         actions to mitigate such potential risks.
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Our operations in foreign jurisdictions will subject us to risks associated with operating in those jurisdictions. . ., page 89

17. We note your disclosure that "[p]rior to the Russian-Ukrainian dispute some of our R&D activity was based in the Ukraine and we had commenced business activities related to the countries in dispute and their surroundings, all of which were affected by the dispute."
         Please clarify the extent of SMX's business activities with the "countries in dispute and their surroundings" and specify the countries. Elaborate on how SMX's R&D and business activities were affected and disclose if it had to end its R&D activity in Ukraine or how it was otherwise impacted. For example, disclose whether SMX needed to move its R&D activities to another jurisdiction and whether this may delay its development or generate additional costs or otherwise have a material adverse effect on SMX's business.
         In addition, please also consider any impact:
             resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede SMX's ability to sell assets located in Russia, Belarus, or
              Ukraine, including due to sanctions affecting potential purchasers;
             resulting from the reaction of SMX's investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
             that may result if Russia or another government nationalizes SMX's assets or operations in Russia, Belarus, or Ukraine.
         If the impact is not material, please explain why.
Purchases of Shares, page 106

18. We note your disclosure that the sponsor, underwriters, SMX and/or their respective affiliates may purchase shares in privately negotiated transaction, including from shareholders who would have otherwise elected to redeem their shares in advance of the stockholder vote, in addition to your disclosure of "Open Market Purchases." With a view towards revised disclosure, please tell us how such purchases are consistent with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and
         Schedules Compliance and Disclosure Interpretation Question 166.01 for guidance.
The Business Combination
The Background of the Business Combination, page 108

19. Please expand the description of the transaction timeline to include any relevant disclosure to address:
             whether the sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;
             whether the sponsor has other SPACs in the process of searching for a target company and whether the sponsor considered more than one active SPAC to be the
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              potential acquirer and how the final decision was reached;
                whether there have been any valuations or other material information about
              Lionheart, SMX, or the business combination provided to potential PIPE investors that have not been disclosed publicly;
                the negotiation of any arrangements whereby any shareholder agreed to waive its redemption rights;
                any discussions involving continuing employment or involvement for any persons affiliated with Lionheart before the merger, any formal or informal commitment to retain any financial advisors after the merger, and any pre-existing relationships between Lionheart (or individuals affiliated with Lionheart) and additional investors.

20. We note your disclosure that the "parties subsequently decided not to include the non-
         redemption incentives in the definitive transaction agreements and to address any potential non-redemption incentives at a future date." Please disclose how you will inform shareholders of any non-redemption incentives prior to the special meeting.
Fairness Opinion of Scura Partners, page 114

21. You disclose on page 121 that Scura Partners expects to deliver a "bringdown" Fairness
         Opinion in connection with closing. Please reconcile your disclosure of the "bringdown"
         opinion with your risk factor disclosure on page 60 suggesting that the Lionheart board will not ask the financial advisor to update its opinion prior to closing.
22.      We note your disclosure that "Scura Partners assumed, with Lionheart
s consent, that the
         transaction contemplated by the SID and BCA will qualify as a tax free reorganization for income tax purposes in the United States, Australia, and Ireland." With a view towards revised disclosure, please tell us how the Lionheart board evaluated this assumption and the conclusions of the fairness opinion in light of your disclosure on page 79 and elsewhere that there is uncertainty regarding the tax treatment of the business combination.
23. Please add cautionary language that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
24. We note your disclosure that "[i]n the two-year period prior to the date of Scura Partners opinion, Scura Partners has not provided any investment banking services to Lionheart."
         Please clarify if Scura Partners provided any financial advisory or other services to
         Lionheart or if there was any other material relationship that existed between Lionheart and Scura Partners during this period. If so, disclose the information required by Item
         1015(b)(4) of Regulation M-A.
25. Please disclose the criteria Scura Partners used to select comparable companies, including any quantitative metrics. Disclose if there were any criteria used to exclude companies from the analysis and if any companies meeting the selection criteria were excluded.
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26. We note your disclosure that in preparing its analyses, Scura Partners utilized "certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of SMX furnished to Scura Partners by the Company, including financial and other forecasts provided to, or discussed with Scura Partners by the management of the
         Company and the management of SMX." Please disclose any financial projections provided by Lionheart or SMX and relied upon by Scura Partners. Certain Material Irish Tax Considerations to Non-Irish Holders, page 160

27. We note your disclosure that Non-Irish Holders will not be subject to certain Irish tax consequences with respect to the transactions. Please file a tax opinion as an exhibit to your registration statement that addresses and expresses a conclusion for each material
         Irish tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance,
         Section III.A.2 (including footnote 40) of Staff Legal Bulletin No.
19.
Submission of Business Combination to a Stockholder Vote, page 189

28. You refer on page 189 only to your intention to waive any obligations of Nomura to vote its shares of common stock obtained in any Open Market Purchases in favor of the
         Proposals, but on page 15 refer to such obligation of the Underwriters. Please reconcile and revise your calculation of the number of votes of the public shares needed to approve the business combination disclosed in these two sections for consistency.
Conflicts of Interest, page 202

29. Please revise the conflicts of interest discussion to elaborate on how the board considered those conflicts in negotiating and recommending the business combination.
         We also note your charter waived the corporate opportunities doctrine. Please address whether this potential conflict of interest impacted your search for an acquisition target.
Business of Security Matters
Platform, page 217

30. We note SMX's solution comprises of a "blockchain digital platform." To help investors better understand SMX's business, please further clarify and disclose whether SMX's applications (1) are or will be dependent on another blockchain and, if so, the risks and challenges related to such reliance or (2) run or will run on its own blockchain and, if so, the risks and challenges related to developing and maintaining the blockchain. Advise whether SMX's business entails, or will entail, the creation, issuance or use of any crypto assets and, if so, how those crypto assets will be used.
31. We note that SMX's use of blockchain technology uses cryptography from third party infrastructure and it has developed an algorithm that connects its reader to an existing platform "licensed from a SaaS provider." To the extent SMX has any material contracts with third parties for such services, please include a brief description of the material terms of any agreements, including the term and termination provisions. Haggai Alon
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Research and Development, page 219

32. We note that you have entered into joint venture arrangements in connection with your ownership in both Yahaloma Technologies and trueGold. Please disclose the material terms of these arrangements in your registration statement, including the term and termination provisions.
Intellectual Property, page 220

33. Please expand your disclosure to provide additional description of your patent portfolio.
         For each material patent and patent application, please disclose the scope and technology of each patent or patent application, the type of patent protection, jurisdiction and expiration dates. Consider including tabular disclosure for ease of use.
Security Matters' Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 229

34. Please discuss whether supply chain disruptions materially affect SMX's outlook or business goals. Specify whether these challenges have materially impacted its results of operations or capital resources and quantify, to the extent possible, how its sales, profits, and/or liquidity have been impacted. Discuss whether SMX has experienced higher costs due to constrained capacity or increased commodity prices or challenges sourcing specific
         materials or is exposed to supply chain risk in light of Russia   s
invasion of Ukraine and/or
         related geopolitical tension. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
35. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on SMX's cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused
         by the global disruption from, Russia   s invasion of Ukraine. Trends
or uncertainties may
         include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Intangible assets, page F-56

36. Please tell us and disclose in more detail how you met the criteria in IAS 38.57 for the capitalized development costs, in particular how you determine when a product development project has reached a defined milestone. Please further expand your policy to disclose the circumstances that would allow you to begin amortization of development costs.
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October 4, 2022
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Note 3 - Critical Accounting Estimates and Judgements
Share based payments, page F-58

37. Please provide us with a breakdown of all equity awards granted starting on January 1,
       2022 and leading up to your filing, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.
       Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                              Sincerely,
FirstName LastNameHaggai Alon
                                                              Division of
Corporation Finance
Comapany NameEmpatan Public Limited Company
                                                              Office of
Technology
October 4, 2022 Page 9
cc:       Julie Rizzo
FirstName LastName